Bullish

# Bullish 1Q 2026 Shareholder Update

May 14, 2026

# Disclaimer

**Non-IFRS financial measures and key performance indicators**
This communication includes certain financial measures that are not recognized by the International Financial Reporting Standards ("IFRS"). These non-IFRS financial measures are "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted net income / (loss)" and "adjusted EBITDA," "gross liquid assets" and "net liquid assets." These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures. Refer to the Appendix for further details and a reconciliation of the non-IFRS financial measures presented to their most directly comparable IFRS financial measures.

This communication also provides our forward-looking "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" guidance for the upcoming fiscal quarter. Information reconciling upcoming fiscal quarter "adjusted transaction revenue," "subscription, services & other revenue, " "adjusted revenue," "adjusted operating expense," "adjusted EBITDA," and "adjusted net income" to the most directly comparable IFRS financial measures is unavailable to us without unreasonable effort due to the high variability, complexity and lack of visibility in making accurate forecasts and projections to certain reconciling items. These items cannot be reasonably and accurately predicted without the investment of undue time, costs and other resources, and accordingly, no reconciliation of the forward-looking non-IFRS financial measures is included. These reconciling items could be material to our actual results for the period.

In addition, management is providing forward-looking guidance on the following key performance indicator, Trading Volume, for the upcoming fiscal quarter. Refer to the Appendix in this communication for definitions of key performance indicators.

**Mark-to-Market** — Digital asset prices are subject to extreme volatility, and our holdings of digital assets and other balance sheet items fluctuate constantly in the ordinary course of business. You should not assume that the amounts depicted in this presentation as "mark-to-market" as of March 2026 reflect the actual holdings or balances as of such date or any other date subsequent to March 31, 2026.

**Additional information**
This communication should be read together with the accompanying earnings press release, available on our Investor Relations website investors.bullish.com.

**Forward-Looking Statements**
This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," "will, " "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements. Such statements include, without limitation, statements relating to the acquisition of Equiniti, the future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies; our expected financial or operating performance, including for the upcoming fiscal quarter; our business strategy and potential market opportunities; current and prospective products, services or acquisitions; trends in, demand for, and growth and market size of, the digital assets industry; the breadth and timing of onchain adoption; expectations regarding relationships with clients and third-party business partners and overall business momentum; our plans and expectations related to tokenization and the growth and adoption of tokenized securities and blockchain technology; competition in our industry; the regulatory and legal environment, including regulatory proceedings or approvals; and general economic and business conditions.

Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by us, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to: the satisfaction of the conditions to closing the acquisition of Equiniti in the anticipated timeframe or at all; the failure to obtain necessary regulatory approvals; the ability to realize the anticipated benefits of the combination; the ability to successfully integrate the business; litigation or regulatory actions related to the acquisition and combination; disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations; the costs or expenditures associated therewith; intense competition in our industry, including from unregulated and less-regulated entities and platforms; our ability to execute our business strategy and grow our business and operations, including in new geographic locations; our ability to develop, launch and improve our products and services and their adoption; our ability to attract and retain customers; the evolving rules and regulations applicable to digital assets, tokenization and our products and services; our ability to obtain and maintain regulatory approvals and stay in compliance with laws and regulations, and the costs of doing so; evolution and adoption of digital assets; interest rate fluctuations and digital asset price volatility; changes in, or unexpected, costs to operate our business; cybersecurity risks, including with respect to digital assets custody; disruptions to information and technology systems, blockchain networks and third-party services on which we rely; changes in general market, political or economic conditions; and other risks and uncertainties set forth in the section entitled "Risk Factors" in our 20-F dated March 9, 2026 filed with the Securities and Exchange Commission ("SEC"), as well as potential risks and uncertainties disclosed in our other filings with the SEC. We may not actually achieve the performance, plans, or expectations disclosed in our forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake any duty to update forward-looking statements.

**Trademarks**

# Speaking Today



Tom Farley

Chief Executive Officer



David Bonanno

Chief Financial Officer

# Bullish is Acquiring Equiniti

Becoming a market leading transfer agent,
with over 15,000 global clients, ~3,000 issuers, and 20 million KYC'd shareholder customers

# Tokenization Turns Assets Into Active Infrastructure

Tokenization

## Active Asset

Programmable • Self-sovereign • Always-on

## Static Record

Database entry • Custodian-held • Reconciliation-heavy

### Always-on Infrastructure

Markets, ownership and governance operate continuously across 24/7/365

### Instant Settlement

Real-time settlement with increased capital efficiency and reduced risk

### Dynamic Functionality

Directly embedded rights, rules, corporate actions, voting, vesting schedules, compliance, and permissions

The process of converting ownership of an asset into a transferable record on a blockchain.

# Bullish + Equiniti: Building the Integrated Service Provider to Unlock a $270T Opportunity

## 1 End-to-end tokenization services

Everything you need to go from token design to market — in one platform.

## 2 Unified transfer agent ledger

Tokenized and certificated, unified — no reconciliation, no friction.

## 3 Broad base of blue-chip issuer relationships

Adopted where it matters most — at the issuer level, not the investor level.

# Bullish Now

## Bullish

Global, regulated digital assets spot and derivatives exchange

Leading digital assets media and visibility platform

Proprietary digital assets indices and data services provider

## Combined 2026E Highlights

**~$1.3B**
Revenue

**15,000+**
Corporate Clients

**~$500M**
Adjusted EBITDA Less Capex

**$500B+**
Annual Dividends Processed

**~$280M**
Adjusted Net Income

**20M+**
KYC'd Shareholders

## Equiniti

Leading global transfer agent delivering regulatory-required ledgering services

End-to-end investor relations services

Stable recurring cash flows

# A Bullish Era

The Next Evolution of Capital Markets Is Here

# Bullish Standalone Financials & KPIs

1Q 2026 Update

# 1Q 2026 Earnings

| Total Trading Volume | Spot Trading Volume | Options Trading Volume |
|---|---|---|
| $197B | $176B | $12B |

| Adjusted Revenue | Adjusted Transaction Revenue | Subscription, Services, and Other Revenue |
|---|---|---|
| $93M | $38M | $55M |

| Adjusted EBITDA | Adjusted Net Income | Adjusted OPEX |
|---|---|---|
| $35M | $20M | $58M |

### Signed a definitive agreement to acquire Equiniti for $4.2B

Creating the first fully integrated blockchain-enabled, blue-chip issuer services provider - unifying a regulated transfer agent with end-to-end tokenization infrastructure

### Solidified position as the #2 Exchange for BTC Options

Drove growth by signing new clients and launching key product enhancements, contributing to Bullish Options Trading volume reaching $11.6B and open interest capture of 14% market share[2]

### Diversified Product Offerings

Filed to receive our futures and options exchange and clearinghouse licenses (i.e., DCM, DCO) to expand our derivatives offerings to the United States

### Flagship Consensus Events

Highly successful Consensus Hong Kong (Q1) and Miami (Q2) events, drawing a combined 26,000+ attendees across 100+ countries

### CoinDesk Indices

Partnered with Morgan Stanley on their recently launched BTC ETF and soon to be launched ETH and SOL ETFs

*Notes:*

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *BTC options trading volume through March 31, 2026. Open interest data through April 30, 2026 (Source: CoinDesk)*

# Income Statement and KPIs

*Figures in $ millions, unless otherwise noted*

| | 1Q25 | 2Q25 | 3Q25 | 4Q25 | 1Q26 |
|---|---|---|---|---|---|
| *Financial Metrics ($M)*[1] | | | | | |
| Adjusted Transaction Revenue | $42.0 | $24.1 | $26.7 | $37.9 | $38.0 |
| Subscription & Services Revenue | 19.7 | 31.9 | 49.3 | 54.6 | 54.8 |
| Revaluation of digital assets held as investments & Other[2] | 0.6 | 1.0 | 0.5 | 0.0 | 0.0 |
| **Total Adjusted Revenue** | **62.4** | **57.0** | **76.5** | **92.5** | **92.8** |
| Adjusted Operating Expenses | 49.2 | 48.9 | 47.9 | 48.1 | 57.7 |
| **Adjusted EBITDA** | **$13.2** | **$8.1** | **$28.6** | **$44.5** | **$35.1** |
| *% Margin* | *21.1%* | *14.2%* | *37.4%* | *48.1%* | *37.9%* |
| Finance Expenses | 10.2 | 13.3 | 13.9 | 14.9 | 14.1 |
| Tax effect of adjusted net income before taxes | 0.0 | (0.0) | (0.1) | 0.1 | 0.0 |
| Depreciation and amortization, other | 0.8 | 0.8 | 0.9 | 0.6 | 0.8 |
| **Adjusted Net Income** | **$2.1** | **($6.0)** | **$13.8** | **$28.9** | **$20.3** |
| *% Margin* | *3.4%* | *(10.5%)* | *18.1%* | *31.2%* | *21.9%* |
| *Key Performance Indicators* | | | | | |
| BTC Price (daily average, '000s) | $93.5 | $98.5 | $114.4 | $100.0 | $76.4 |
| **Exchange KPIs** | | | | | |
| Annualized BTC Volatility (Spot) | 47.4% | 35.3% | 26.0% | 40.5% | 47.0% |
| Avg. Daily Trading Vol (Spot, $M) | $2,550.5 | $1,791.1 | $1,417.6 | $2,228.8 | $1,952.2 |
| Avg. Daily Trading Vol (Perp, $M) | $248.8 | $182.6 | $128.0 | $90.0 | $105.5 |
| Avg. Daily Trading Vol (Options, $M) | N/A | N/A | N/A | $98.5 | $128.8 |
| **Bullish OPEX Metrics** | | | | | |
| Headcount | 406 | 406 | 409 | 414 | 405 |
| **CoinDesk Insights** | | | | | |
| CoinDesk.com total pageviews (million) | 27.8 | 26.4 | 28.7 | 28.5 | 35.5 |
| CoinDesk.com monthly unique visitors (million) | 3.1 | 2.9 | 2.7 | 3.0 | 4.4 |

Notes:

1. *Adjusted transaction revenue, subscription, services and other revenue and adjusted operating expenses and adjusted net income / (loss) are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expenses exclude share-based compensation and non-recurring expenses. *FY'25 CoinDesk monthly unique visitors is a monthly average across the full year*
2. *Figures presented may not sum precisely due to rounding*

# Adjusted Operating Expense Summary

## Adjusted Operating Expenses

*Figures in $ millions, unless otherwise noted*



End of period total Headcount
406
406
409
414
405
$49.2
4.8
5.5
4.9
4.5
29.4
$48.9
3.8
6.6
7.4
5.4
25.7
$47.9
5.7
6.4
1.1
6.0
28.8
$48.1
8.3
4.5
0.4
4.5
30.4
$57.7
9.0
6.0
5.8
5.7
31.2
1Q25
2Q25
3Q25
4Q25
1Q26
Compensation and Benefits
Information Technology and software
Advertising, Promotion and Production
Legal and Professional Fees
Rent, Custody and Other 2

Notes:
1. Adjusted operating expense is a non-IFRS measure. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures. Adjusted operating expense excludes share-based compensation and non-recurring expenses
2. Right-of-Use assets are included in Rent, Custody, and Other Expenses
3. Figures presented may not sum precisely due to rounding

# Digital Asset Balances

## Digital Asset Balances – 1Q26

| | BTC [2] | ETH [2] | USDx | Other | Total [2] |
|---|---|---|---|---|---|
| Ending Price as of 03/31/2026 [1] | $66,597 | $2,046 | | | |
| ***Units (in 000s)*** | | | | | |
| Digital assets held - intangible assets | 18.2 | 4.2 | | | |
| Digital assets held - inventories | 1.7 | 6.6 | | | |
| Loan and other receivable - digital assets | 1.6 | 4.1 | | | |
| Digital assets held - financial assets | - | - | | | |
| Investments in financial assets | 2.3 | - | | | |
| **Total** | **23.7** [3] | **14.9** | | | |
| ***USD Balance ($ Millions)*** | | | | | |
| Digital assets held - intangible assets | $1,210 | $9 | $74 | $6 | $1,299 |
| Digital assets held - inventories | 111 | 14 | 13 | 6 | 143 |
| Loan and other receivable - digital assets | 106 | 8 | 278 | 2 | 396 |
| Digital assets held - financial assets | - | - | 603 | 260 | 863 |
| Investments in financial assets | 150 | - | - | 117 [3] | 267 |
| **Total** | **$1,577** | **$30** | **$968** | **$391** | **$2,967** |

*Notes:*
1. *Ending price is the implied price, which represents the total price across the primary asset and any wrapped assets for a given token*
2. *The balance total includes wrapped tokens, such as Wrapped Bitcoin and Wrapped Ethereum, which are combined with their native asset, as well as certain assets supplied to decentralized finance protocols*
3. *Includes ~900 bitcoin invested in ETFs and other financial assets during 1Q 2026*
4. *Figures presented may not sum precisely due to rounding*

# Net Liquid Assets & Cash Flow

*Figures in $ millions, unless otherwise noted*



$76
$1,299
$863
$143
$267
$396
$3,043
($283)
($488)
$2,272
Cash and Cash Equivalents
Digital Assets Held - Intangible Assets
Digital Assets Held - Financial Assets
Digital Assets Held - Inventories
Investments in Financial Assets
Loan & Other Receivable Digital Assets
Gross Liquid Assets
On Exchange Capital
Borrowings and Borrowings from related parties
Net Liquid Assets as of 03/31

| | Cash and Cash Equivalents | Digital Assets Held - Intangible Assets | Digital Assets Held - Financial Assets | Digital Assets Held - Inventories | Investments in Financial Assets | Loan & Other Receivable Digital Assets | Gross Liquid Assets | On Exchange Capital | Borrowings and Borrowings from related parties | Net Liquid Assets as of 03/31 |
|---|---|---|---|---|---|---|---|---|---|---|
| Cash | $76 | - | - | - | - | - | $76 | ($5) | - | $71 |
| Debt | - | - | - | - | - | - | - | - | (488) | (488) |
| Stablecoins | - | 74 | 603 | 13 | - | 278 | 968 | (148) | - | 820 |
| BTC[1] | - | 1,210 | - | 111 | 150 | 106 | 1,577 | (111) | - | 1,466 |
| ETH[1] | - | 9 | - | 14 | - | 8 | 30 | (14) | - | 17 |
| Others | - | 6 | 260 | 6 | 117 | 2 | 391 | (6) | - | 386 |

*Notes:*

1. *Assumes BTC and ETH price of $66,597 and $2,046 as of 3/31/26, respectively*
2. *Figures may not sum precisely due to rounding*

# Adjusted Fully Diluted Shares Outstanding and Adjusted Diluted EPS

| ($ in millions, except per share data) | Weighted Average 1Q '26 |
|---|---|
| **Reconciliation of Diluted Weighted Average "WA" Shares to Adjusted Diluted WA Shares:** | |
| Diluted Weighted average shares of common stock outstanding | 151.1 |
| Assumed exchange of all outstanding Participating Securities [1] | 6.9 |
| **Adjusted diluted WA shares outstanding** | 158.1 |
| **Adjusted Net Income** | **$20.3** |
| **Adjusted Diluted EPS** | **$0.13** |
| **EPS: Net income attributable to BLSH** | |
| **Numerator:** | |
| IFRS Net income (loss) attributable to Owners of the Group | (581.7) |
| **Net income (loss) attributable to Owners of the Group — Basic and Fully Diluted** | **($581.7)** |
| **Denominator:** | |
| Weighted average shares of common stock outstanding — Basic | 151.1 |
| Dilutive effect of stock options (net of treasury stock method) [2] | 2.5 |
| Dilutive effect of RSUs | 0.1 |
| Dilutive effect of Participating Securities [1] | 6.8 |
| Net TRP warrant dilutive impact [3] | – |
| **Weighted average shares outstanding — Fully Diluted [2]** | **160.6** |
| **Earnings per share — Basic** | **($3.85)** |
| **Earnings per share — Fully Diluted** | **($3.85)** |

*Notes:*
1. *Participating Securities refers to BMC1 units (OS equivalent) held by Tom Farley (5,213,528 units) and David Bonanno (1,861,976 units) per the 20-F*
2. *Assumes 1Q 2026 average close price for BLSH of $35.07 for treasury stock method in the calculation of adjusted fully diluted shares outstanding*
3. *The Trading Rewards Program ("TRP") is a targeted initiative designed to accelerate Bullish's market share growth — see slide 16 for program mechanics and warrant detail*
4. *Figures presented may not sum precisely due to rounding*
5. *See Definition of Certain Metrics for additional details*

# Adjusted Fully Diluted Weighted Average Shares Sensitivity Table

| Adjusted Fully Diluted Weighted Average Shares (in millions) | |
|---|---|
| **Assumed Average Share Price** | **Q1 2026** |
| $20.00 | 159.0 |
| $25.00 | 159.6 |
| $30.00 | 160.1 |
| $35.00 | 160.6 |
| $40.00 | 160.9 |
| $45.00 | 161.3 |
| $50.00 | 161.6 |
| $55.00 | 161.9 |
| $60.00 | 162.1 |
| $65.00 | 162.3 |
| $70.00 | 162.5 |
| $75.00 | 162.7 |
| $80.00 | 162.8 |

*Notes:*
1. *Uses actual 1Q 2026 weighted average balances for basic shares, options (by tier), RSUs, participating securities, and TRP warrants*
2. *The TRP is a performance-based incentive program extended to eligible Bullish exchange participants, structured as a mix of warrant and cash awards and subject to modification of its terms and conditions from time to time at Bullish's sole discretion. The TRP began in November 2025 and has a minimum duration of 27 months. The warrants awarded under the TRP have a $41.96 strike price, 7-year expiry and will vest over 3 years. The warrant expense is a non-cash item added back in the calculation of Adjusted EBITDA. As of 3/31/2026, 1.5 million warrants have been awarded to date. Cash awards are amortized over the full life of the program and reflected in adjusted results.*
3. *See Definition of Certain Metrics for additional details*

# Post-Quarter Bullish Standalone Performance

# April 2026 Exchange Update

**Monthly Metrics Report for April 2026**
**(Unaudited)**

| ($B - in billions) | 2025 Jan | 2025 Feb | 2025 Mar | 2025 Apr | 2025 May | 2025 Jun | 2025 Jul | 2025 Aug | 2025 Sep | 2025 Oct | 2025 Nov | 2025 Dec | 2026 Jan | 2026 Feb | 2026 Mar | 2026 Apr |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Trading Volume ($B)** | | | | | | | | | | | | | | | | |
| Spot - BTC | 34.6 | 30.9 | 43.2 | 39.2 | 32.8 | 19.9 | 20.8 | 18.2 | 16.4 | 38.2 | 38.4 | 25.9 | 22.5 | 41.8 | 29.1 | 20.9 |
| Spot - ETH | 18.3 | 19.2 | 14.9 | 10.9 | 12.0 | 9.5 | 11.1 | 12.8 | 8.8 | 15.1 | 14.1 | 9.6 | 8.4 | 12.9 | 8.0 | 5.4 |
| Spot - Stablecoin | 19.4 | 20.9 | 17.0 | 13.3 | 10.3 | 8.1 | 12.9 | 8.6 | 8.1 | 19.6 | 18.4 | 13.8 | 11.2 | 19.0 | 13.2 | 9.6 |
| Spot - Other | 4.8 | 3.8 | 2.7 | 2.2 | 2.6 | 2.4 | 4.0 | 4.6 | 4.1 | 4.6 | 4.4 | 2.9 | 3.4 | 3.7 | 2.7 | 2.1 |
| **Total Spot** | **77.1** | **74.8** | **77.7** | **65.5** | **57.6** | **39.9** | **48.8** | **44.3** | **37.3** | **77.5** | **75.3** | **52.2** | **45.4** | **77.4** | **52.9** | **38.0** |
| Options | | | | | | | | 0.0 | 0.0 | 0.0 | 2.8 | 6.2 | 4.8 | 3.6 | 3.2 | 5.6 |
| Perpetual | 6.6 | 7.8 | 8.0 | 6.8 | 5.8 | 4.1 | 5.0 | 4.6 | 2.2 | 3.0 | 2.7 | 2.6 | 2.0 | 3.1 | 4.4 | 3.4 |
| **Total Trading Volume** | **83.7** | **82.5** | **85.7** | **72.3** | **63.4** | **44.0** | **53.8** | **48.8** | **39.6** | **80.5** | **80.8** | **61.1** | **52.2** | **84.1** | **60.4** | **46.9** |
| **Average Trading Spread (bps)** | | | | | | | | | | | | | | | | |
| Spot | 2.14 | 1.97 | 1.87 | 1.65 | 1.55 | 1.58 | 1.76 | 2.55 | 1.96 | 1.75 | 1.94 | 1.82 | 1.74 | 2.22 | 2.01 | 2.05 |
| Options | | | | | | | | 1.00 | 0.93 | 1.29 | 1.34 | 1.66 | 1.95 | 2.42 | 1.86 | 2.50 |
| Perpetual | (1.06) | (1.41) | (2.38) | (1.47) | (0.86) | (1.22) | (0.80) | (0.65) | 0.21 | (2.67) | (0.13) | (0.30) | (0.61) | 0.37 | 0.09 | (0.08) |
| **Average Trading Spread** | **1.90** | **1.65** | **1.47** | **1.36** | **1.32** | **1.32** | **1.52** | **2.25** | **1.86** | **1.59** | **1.85** | **1.71** | **1.67** | **2.16** | **1.86** | **1.95** |
| **Monthly Average Volatility** | | | | | | | | | | | | | | | | |
| BTC | 48% | 44% | 50% | 44% | 33% | 28% | 27% | 28% | 23% | 38% | 45% | 39% | 33% | 61% | 48% | 35% |
| ETH | 60% | 78% | 69% | 70% | 67% | 54% | 54% | 60% | 42% | 58% | 68% | 53% | 46% | 82% | 60%[2] | 44% |

*Notes:*

1. *Figures presented may not sum precisely due to rounding*
2. *The March 2026 ETH volatility figure has been revised from 46% to 60% to reflect updated market data; no Bullish financial metrics were affected*

# Re-Affirming Previously Issued Full Year 2026 Guidance Ranges

*Figures in $ millions, unless otherwise noted*

## Q1 2026 Actuals / Bullish Re-affirms FY 2026 Guidance

| | Q1 2026 Actuals | High | Low |
|---|---|---|---|
| **Adjusted Revenue ($M)** | | | |
| Adjusted Transaction Revenue | 38.0 | | |
| Subscription, Services and Other | 54.8 | | |
| **Total Adjusted Revenue** | **92.8** | 250.0 | 220.0 |
| **Adjusted EBITDA ($M)** | | | |
| Adjusted Operating Expenses | 57.7 | 230.0 | 210.0 |
| **Total Adjusted EBITDA** | **35.1** | | |
| **Adjusted Net Income ($M)** | | | |
| Tax effect of adjusted net income before taxes | 0.0 | | |
| Depreciation and amortization, other | 0.8 | | |
| Finance Expenses | 14.1 | 60.0 | 52.0 |
| **Adjusted Net Income ($M)** | **20.3** | | |

*Bullish expects to be between the mid point and upper end of Adjusted Operating Expense guide driven by investments in our tokenization platform*

*Notes:*

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures may not sum due to rounding*

# Bullish & Equiniti Combined Financial Outlook

# Equiniti Transaction Summary

## Financial Terms

- Bullish to acquire 100% of Equiniti for $4.2B
- Stock consideration valued at $2.35B in newly issued Bullish ordinary shares valued at $38.48 per share based on Bullish's 30-day VWAP as of market close on May 4, 2026
- Bullish to assume Equiniti's existing $1.85B debt comprised of a $1.5B term loan (S + 3.75%, maturity December 2031), $350M of senior notes (8.5%, maturity November 2029) and $235M undrawn revolver (S + 3.75%, maturity December 2030)
- Transaction includes call option for Siris to acquire non-core business lines whose financials have been excluded from all disclosures regarding the transaction

## Governance

- Seller receives two board seats based on post-closing ownership

## Timing and Closing

- Target closing: January of 2027
- Subject to customary closing conditions and required regulatory approvals

# 2026E Combined Financial Outlook

**Pre-Close / Pre-Synergy 2026E Outlook**

## Bullish Standalone

| | Low | Base | High |
|---|---|---|---|
| Adjusted Transaction Revenue[2] | $140 | $150 | $160 |
| **Subscription, Services & Other** | $220 | $235 | $250 |
| Total Adjusted Revenue | **$360** | **$385** | **$410** |
| Adjusted OPEX | ($210) | ($220) | ($230) |
| BLSH Adjusted EBITDA | **$150** | **$165** | **$180** |

## Equiniti Standalone

| | Low | Base | High |
|---|---|---|---|
| Issuer & Holder Services | $670 | $685 | $705 |
| Interest Income | $220 | $230 | $240 |
| **Total Revenue** | **$890** | **$915** | **$945** |
| Adjusted OPEX | ($490) | ($505) | ($525) |
| Capital Expenditures | ($60) | ($65) | ($70) |
| **EQ Adjusted EBITDA Less Capex[3]** | **$340** | **$345** | **$350** |

## Combined Company 2026E (Pre-close, Pre-synergies)

| | Low | Base | High |
|---|---|---|---|
| Adjusted Revenue | $1,250 | $1,300 | $1,355 |
| Adjusted EBITDA Less Capex | $490 | $510 | $530 |
| Adjusted Net Income[4] | $270 | $280 | $290 |

1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, and adjusted OPEX are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Adjusted Transaction Revenue base case is 1Q26A annualized +/- $10M*
3. *See Definition of Certain Metrics for additional details*
4. *Adjusted Net Income assumes $190M to $210M of interest expense, D&A, other and taxes of ~$30M*

# 2027E-2029E Combined Medium-Term Outlook

## Revenue Growth

- 6-8%+ combined annual revenue growth, 2027E-2029E
- Growth targeted to accelerate over the medium-term outlook
- 20% growth from Tokenization & Blockchain Services
- Equiniti flat to low-single-digit traditional transfer agent revenue and interest income
- 2029E exit growth rate targeted at 8%+

## Cost Optimization

- $25-50M in annualized net cost takeouts vs. combined 2026E base, targeted by 2029E
- Cost synergies front-loaded during the medium-term outlook
- Interest expense broadly in-line with 2026E levels
- Medium-term outlook net effective tax rate ~20%

## Profitability

- EBITDA Less Capex expected to grow ~$100M+ per year during the medium-term outlook
- 2029E exit run-rate EBITDA Less Capex margin target of ~50%+
- Cumulative FCF of ~$1B+ from 2027E through 2029E
- EPS growth of ~20% throughout the medium-term outlook

| 6-8%+ | $25-50M | ~$100M+ | ~50%+ | ~$1B+ |
|---|---|---|---|---|
| Annual Rev Growth | Net Cost Takeouts vs. Combined 2026E | EBITDA Less Capex Growth Per Year | 2029E Adjusted EBITDA Less Capex Exit Margin | Cumulative FCF 2027E-2029E |

1. *2027E-2029E figures represent directional targets, not financial guidance*
2. *Actual results subject to closing conditions, integration execution, and market factors*
3. *See Definition of Certain Metrics for additional details*

# Appendix

# Bullish Revenue Model

| Revenue type | Segment | Sub-segment | Business | Formula | Result |
|---|---|---|---|---|---|
| | MARKET INFRASTRUCTURE | | Bullish Exchange | Volumes × Spread + Fees | = Adjusted transaction revenue |
| SUBSCRIPTION SERVICES & OTHER REVENUE | MARKET INFRASTRUCTURE | | Bullish Liquidity Services | Subscription fee + (Balances × Yield) + Performance based upside | = Liquidity services revenue |
| SUBSCRIPTION SERVICES & OTHER REVENUE | INFORMATION SERVICES | | CoinDesk Indices | AUM × Asset-linked fee % + Indices related data revenue | = Indices revenue |
| SUBSCRIPTION SERVICES & OTHER REVENUE | INFORMATION SERVICES | | CoinDesk Data | Subscribers × Subscription price | = Data revenue |
| SUBSCRIPTION SERVICES & OTHER REVENUE | INFORMATION SERVICES | INSIGHTS | CoinDesk Media | # of Ads × Cost per ad | = Media revenue |
| SUBSCRIPTION SERVICES & OTHER REVENUE | INFORMATION SERVICES | INSIGHTS | CoinDesk Events | # of conference attendees × Ticket price + Sponsorship & other revenue | = Events revenue |

*Note: Formulas displayed represent a simplified view of Bullish revenue model*

# Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) (Unaudited)

| ($ in thousands, except per share data) | Three months ended March 31, 2026 | | 2025 | |
|---|---|---|---|---|
| Digital assets sales | $ | 51,812,747 | $ | 80,236,157 |
| Cost of digital assets derecognized | | (51,792,742) | | (80,209,641) |
| Other revenues | | 57,482 | | 20,304 |
| Change in fair value of digital assets held, net | | (559,584) | | (246,762) |
| Net spread related income and change in fair value of perpetual futures on the Exchange | | 35 | | (3,702) |
| Change in fair value of investment in financial assets | | (92,373) | | (71,810) |
| Administrative expenses | | (48,280) | | (47,186) |
| Other expenses | | (45,530) | | (15,063) |
| Finance expense | | (14,088) | | (10,240) |
| Change in fair value of derivatives | | 69,197 | | — |
| Change in fair value of financial liability at FVTPL | | 8,500 | | (900) |
| **Income/(loss) before income tax** | $ | (604,636) | $ | (348,843) |
| Income tax benefit/(expense) | | (226) | | (221) |
| **Net income/(loss)** | $ | (604,862) | $ | (348,622) |
| **Attributable to:** | | | | |
| Owners of the Group | | (581,713) | | (343,994) |
| Non-controlling interests | | (23,149) | | (4,628) |
| **Net income/(loss)** | $ | (604,862) | $ | (348,622) |
| **Other comprehensive income/(loss)** | | | | |
| Items that will not be subsequently reclassified to profit or loss: | | | | |
| Revaluation of digital assets held as investments | | (26,636) | | (99,903) |
| Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk | | 14,250 | | 6,050 |
| | $ | (12,386) | $ | (93,853) |
| Items that may be reclassified subsequently to profit or loss: | | | | |
| Foreign exchange differences on translation of foreign operations | | (302) | | 543 |
| **Total comprehensive income/(loss)** | $ | (617,550) | $ | (441,932) |

Notes:
1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
2. Figures presented may not sum precisely due to rounding

# Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) (Unaudited) (cont'd)

| ($ in thousands, except per share data) | Three months ended March 31, 2026 | | Three months ended March 31, 2025 | |
|---|---|---|---|---|
| **Attributable to:** | | | | |
| Owners of the Group | | (593,903) | | (436,318) |
| Non-controlling interests | | (23,647) | | (5,614) |
| **Total comprehensive income/(loss)** | $ | (617,550) | $ | (441,932) |
| **Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share** | | | | |
| Basic | | 151,146 | | 113,215 |
| Diluted | | 151,146 | | 113,215 |
| **Earnings/(Loss) per share** | | | | |
| Basic | $ | (3.85) | $ | (3.04) |
| Diluted | $ | (3.85) | $ | (3.04) |

Notes:
1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
2. Figures presented may not sum precisely due to rounding

# Condensed Consolidated Balance Sheets (Unaudited)

| ($ in thousands) | March 31, 2026 | | December 31, 2025 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Goodwill | $ | 62,682 | $ | 63,062 |
| Other intangible assets | | 30,535 | | 31,104 |
| Property and equipment and right-of-use assets | | 26,465 | | 28,369 |
| Deferred tax assets | | 2,995 | | 2,865 |
| Other assets | | 17,662 | | 21,311 |
| Restricted cash | | 5,840 | | 5,727 |
| Total non-current assets | $ | 146,179 | $ | 152,438 |
| | | | | |
| **Current assets** | | | | |
| Digital assets held - inventories | $ | 142,698 | $ | 206,178 |
| Digital assets held - intangible assets | | 1,298,611 | | 1,537,071 |
| Digital assets held - financial assets | | 863,306 | | 1,037,915 |
| Loan and other receivables - digital assets | | 395,684 | | 446,481 |
| Derivative financial instruments | | 6,298 | | — |
| Investments in financial assets | | 266,640 | | 404,144 |
| Other assets | | 55,945 | | 47,502 |
| Customer segregated cash | | 55,640 | | 20,044 |
| Restricted cash | | 17,003 | | 16,839 |
| Cash and cash equivalents | | 76,052 | | 87,892 |
| Total current assets | $ | 3,177,877 | $ | 3,804,066 |
| | | | | |
| **Total assets** | $ | 3,324,056 | $ | 3,956,504 |

Notes:
1. Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures
2. Figures presented may not sum precisely due to rounding

# Condensed Consolidated Balance Sheets (Unaudited) (cont'd)

| ($ in thousands) | | March 31, 2026 | | December 31, 2025 |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| **Non-current liabilities** | | | | |
| Borrowings from related parties | $ | 482,850 | $ | 505,600 |
| Convertible redeemable preference shares | | — | | — |
| Digital assets loan payable | | 4,885 | | 5,267 |
| Lease liabilities | | 12,817 | | 14,378 |
| Deferred tax liabilities | | 18 | | 18 |
| Other payables | | — | | 3,000 |
| Total non-current liabilities | $ | 500,570 | $ | 528,263 |
| **Current liabilities** | | | | |
| Customer segregated cash liabilities | $ | 55,640 | $ | 20,044 |
| Borrowings | | — | | 49,982 |
| Digital assets loan payable | | 334 | | 334 |
| Lease liabilities | | 6,213 | | 5,524 |
| Other payables | | 58,092 | | 54,028 |
| Total current liabilities | $ | 120,279 | $ | 129,912 |
| **Total liabilities** | $ | 620,849 | $ | 658,175 |
| **Net assets** | $ | 2,703,207 | $ | 3,298,329 |
| **EQUITY** | | | | |
| Share capital and share premium | $ | 5,119,254 | $ | 5,110,063 |
| Option premium on convertible redeemable preference shares | | — | | — |
| Reserves | | 390,214 | | 774,224 |
| Accumulated deficit | | (2,860,139) | | (2,668,100) |
| Total shareholders' equity attributable to the owners of the Group | $ | 2,649,329 | $ | 3,216,187 |
| Non-controlling interests | | 53,878 | | 82,142 |
| **Total equity** | $ | 2,703,207 | $ | 3,298,329 |

*Notes:*
1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures presented may not sum precisely due to rounding*

# Non-IFRS Measures Summarized

| ($ in thousands) | Three months ended March 31, 2026 | | Three months ended March 31, 2025 | |
|---|---|---|---|---|
| **Non-IFRS Financial Measures** | | | | |
| Adjusted transaction revenue | $ | 38,017 | $ | 42,027 |
| Adjusted revenue | $ | 92,826 | $ | 62,411 |
| Adjusted EBITDA | $ | 35,149 | $ | 13,168 |
| Adjusted Net Income | $ | 20,297 | $ | 2,138 |
| Adjusted Opex | $ | 57,680 | $ | 49,242 |

| ($ in thousands) | Period ended March 31, 2026 | | Period ended December 31, 2025 | |
|---|---|---|---|---|
| Gross Liquid Assets | $ | 3,042,991 | $ | 3,719,681 |
| Net Liquid Assets | $ | 2,271,816 | $ | 2,859,701 |

*Notes:*
1. *Adjusted revenue, adjusted transaction revenue, subscription, services and other revenue, adjusted net income, adjusted EBITDA, gross liquid assets and net liquid assets are non-IFRS financial measures. See subsequent sections including Appendix for further explanation and reconciliation to relevant IFRS financial measures*
2. *Figures presented may not sum precisely due to rounding*
3. *See Definition of Certain Metrics for additional details*

# Reconciliation of non-IFRS measures

| ($ in thousands) | Three months ended March 31, 2026 | Three months ended March 31, 2025 |
|---|---|---|
| **Adjusted Transaction Revenue and Adjusted Revenue** | | |
| Digital assets sales | $ 51,812,747 | $ 80,236,157 |
| Digital asset sales on venues other than Exchange | — | (303,863) |
| Digital asset sales - on our Exchange | $ 51,812,747 | $ 79,932,294 |
| Cost of digital assets derecognized - on our Exchange | (51,792,742) | (79,905,816) |
| Change in fair value of digital assets inventories, arising from purchase of digital assets on our Exchange | 15,265 | 18,688 |
| Transaction income | 2,712 | 563 |
| Net spread related income and change in fair value of perpetual futures | 35 | (3,702) |
| **Adjusted Transaction Revenue** | **$ 38,017** | **$ 42,027** |
| Subscriptions and services revenue | 54,770 | 19,741 |
| Change in fair value of investment in financial assets | — | — |
| Revaluation of digital assets held as investments | 39 | 643 |
| **Adjusted Revenue** | **$ 92,826** | **$ 62,411** |
| | | |
| **Adjusted EBITDA and Adjusted Net Income** | | |
| | | |
| Income/(loss) | $ (604,862) | $ (348,623) |

Notes:
1. Figures presented may not sum precisely due to rounding
2. See Definition of Certain Metrics for additional details

# Reconciliation of non-IFRS measures (cont'd)

| ($ in thousands) | Three months ended March 31, 2026 | Three months ended March 31, 2025 |
|---|---|---|
| ***Adjusted to exclude the following:*** | | |
| Digital asset sales on venues other than Exchange | — | (303,863) |
| Cost of digital assets derecognized on other venues | — | 303,825 |
| Loss/(Gain) from changes in fair value of digital assets inventories net payable to customers | 150,924 | 115,267 |
| Income tax expense | 226 | (221) |
| Finance expenses | 14,088 | 10,240 |
| Employee share-based payment expenses | 5,603 | 5,133 |
| Other share-based payment expenses | 15,438 | — |
| Change in fair value of loan and other receivables - digital assets | 73,236 | 21,400 |
| Change in fair value of digital assets loan payable | (280) | (13,305) |
| Change in fair value of derivatives | (69,197) | — |
| Change in fair value of financial liability at FVTPL | (8,500) | 900 |
| Change in fair value of investments in financial assets | 92,373 | 71,810 |
| Impairment losses of digital assets held - intangible assets | 350,970 | 142,088 |
| Impairment of right-of-use assets | 591 | — |
| Impairment of digital assets | 8,239 | — |
| Non-recurring expenses | 5,487 | 7,085 |
| Depreciation and amortization | 772 | 789 |
| ***Adjusted to include the following:*** | | |
| Revaluation of digital assets held as investments | 39 | 643 |
| **Adjusted EBITDA** | $ **35,149** | $ **13,168** |
| Finance expenses | (14,088) | (10,240) |
| Depreciation and amortization | (772) | (789) |
| Tax effect of adjusted net income before taxes | 8 | (1) |
| **Adjusted Net Income** | $ **20,297** | $ **2,138** |

*Notes:*
1. *Figures presented may not sum precisely due to rounding*
2. *See Definition of Certain Metrics for additional details*

# Gross and Net Liquid Assets

| ($ in thousands) | March 31, 2026 | | December 31, 2025 | |
|---|---|---|---|---|
| Digital assets held - inventories | $ | 142,698 | $ | 206,178 |
| Digital assets held - intangible assets | | 1,298,611 | | 1,537,071 |
| Digital assets held - financial assets (on Exchange) | | 135,230 | | 84,993 |
| Digital assets held - financial assets (off Exchange) | | 728,076 | | 952,922 |
| Loan and other receivable | | 395,684 | | 446,481 |
| Investments in financial assets | | 266,640 | | 404,144 |
| Cash and cash equivalents | | 76,052 | | 87,892 |
| **Gross Liquid Assets** | **$** | **3,042,991** | **$** | **3,719,681** |
| | | | | |
| (-) Digital assets held - inventories | $ | (142,698) | $ | (206,178) |
| (-) Digital assets held - financial assets (on Exchange) | | (135,230) | | (84,993) |
| (-) Digital assets loan payable | | (5,219) | | (5,601) |
| (-) Borrowings | | — | | (49,982) |
| (-) Borrowings from related parties | | (482,850) | | (505,600) |
| (-) Cash on the Exchange | | (5,178) | | (7,626) |
| **Net Liquid Assets** | **$** | **2,271,816** | **$** | **2,859,701** |

*Notes:*
1. *Figures presented may not sum precisely due to rounding*
2. *See Definition of Certain Metrics for additional details*

# Reconciliation of Adjusted Operating Expense

| ($ in thousands) | Three months ended March 31, 2026 | | Three months ended March 31, 2025 | |
|---|---|---|---|---|
| **IFRS Core Operating Expense to Adjusted Operating Expense** | | | | |
| **IFRS Core Operating Expense** | $ | 93,810 | $ | 62,249 |
| Adjusted for | | | | |
| Employee stock-based compensation expense | | 5,603 | | 5,133 |
| Other stock-based compensation expense | | 15,438 | | - |
| Non-recurring expenses - legal and professional fees | | 4,040 | | 6,047 |
| Non-recurring expenses - compensation and benefits | | 1,447 | | 1,038 |
| Depreciation and amortization expense | | 772 | | 789 |
| Impairment of right-of-use assets | | 591 | | - |
| Impairment of digital assets | | 8,239 | | - |
| **Adjusted Operating Expense** | $ | 57,680 | $ | 49,242 |

*Notes:*
1. *Figures presented may not sum precisely due to rounding*
2. *See Definition of Certain Metrics for additional details*

# Definition of Certain Metrics

**Adjusted transaction revenue** is a non-IFRS financial measure intended to capture the fees and trading spreads earned from customers trading on our Exchange. We define adjusted transactional revenue as (i) the portion of "Digital asset sales", as reported in accordance with IFRS, attributable to digital asset sales on our Exchange, less (ii) the "Cost of digital assets derecognized" excluding such costs from sales on venues other than the Exchange, plus (iii) the change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange (included within reported "Change in fair value of digital assets held, net"), plus (iv) transaction income (included within reported "Other revenues"), plus (v) net spread related income and change in fair value of perpetual futures on the Exchange.

We exclude digital asset sales, and the related cost of digital assets derecognized, from trading activity on venues other than our Exchange. We also exclude subscription and services revenue (included within reported other revenues). In each case, this approach is intended to ensure that our adjusted transaction revenue metric reflects the core performance of our trading operations and provides a clearer understanding of our business activities on our Exchange.

While we include change in fair value of digital asset inventories, specifically the bid-offer spread earned from the purchase of digital assets on our Exchange, as part of our adjusted transaction revenue, we do not include other reported changes in fair value, such as subsequent remeasurements and mark-to-market adjustments. This is because these remeasurements, including impairment losses of digital assets held under intangible assets, are not considered part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.

**Adjusted revenue** is a non-IFRS financial measure intended to reflect the revenues generated by our trading and information services and also from our investing activities. We define adjusted revenue as adjusted transaction revenue, plus (i) subscription and services revenue, which is included in reported other revenues and includes interest and revenues from CoinDesk and CCData, plus (ii) for periods prior to 2024 only, change in fair value of investment in financial assets, plus (iii) the net income from DeFi protocols excluding the fair value change of underlying digital assets, that is reported under OCI.

Specifically, adjusted revenue includes the fees and trading spreads earned from customers trading on our Exchange, excludes gains or losses from the remeasurement of our digital assets and includes other fees such as interest and revenue from CoinDesk and CCData businesses that we acquired in November 2023 and October 2024, respectively.

**Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude:**

- digital asset sales and the cost of digital assets derecognized on other venues, as these transactions do not directly reflect the core activities of liquidity provision and client facilitation on our Exchange. Excluding these is intended to ensure that our Adjusted EBITDA remains focused on the fundamental operations that drive our business;
- gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments including the impairment losses of digital assets held under intangible assets that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;
- certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;
- provision for or benefit from income tax and finance expenses;
- change in fair value of derivatives and financial liability at FVTPL;
- the change in fair value of investments in financial assets related to digital asset funds. These investments are not central to our core operations, as they do not directly contribute to our primary business activities of liquidity provision and client facilitation. The fair value changes are primarily driven by the mark-to-market (MTM) adjustments of the underlying digital assets within the funds. Including these fair value changes would introduce volatility of digital assets that does not accurately represent the operational metrics that are indicative of our business performance. Our core operating performance focuses on providing liquidity and facilitating client transactions, and we aim to avoid taking directional trading positions;
- certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees' unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges; and
- the net income from DeFi protocols, excluding the fair value change of underlying digital assets, which is a component of the "Revaluation of digital assets held as investments" under OCI. Deploying our digital assets in these protocols are a strategic component of our business model, providing additional yield and enhancing our liquidity management capabilities. Including this net income in Adjusted EBITDA reflects the performance of our investment activities and supports our focus on core operations.

## Definition of Certain Metrics (Cont'd)

**Adjusted EBITDA Less Capex** is Adjusted EBITDA excluding funds used to acquire, upgrade, or maintain physical assets such as property, plants, buildings, technology, or equipment

**Adjusted net income/(loss)** is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation and amortization, and reduced by tax effect of the adjustments.

**Adjusted operating expense** is calculated by taking total operating expenses (which includes Administrative expenses and Other expenses) and excluding items we do not consider representative of our core, ongoing operating performance. These excluded items are Stock-based compensation expense, Depreciation and amortization expense, and certain non-recurring expenses.

We believe Adjusted Operating Expense is a useful supplemental measure for investors, as it provides a clearer view of our operational efficiency by removing non-cash expenses (depreciation, amortization, and stock-based compensation) and other items not indicative of ongoing business trends. Management uses this measure to assess business performance and to plan for future periods.

**Subscription, services & other revenue** is a non-IFRS financial measure intended to provide a comprehensive view of our diverse revenue streams beyond core transaction fees and spreads. This measure includes revenue from lending and liquidity services, such as interest earned from third-party lending arrangements like credit line facilities and margin loans, interest on our own cash and stablecoins, fees from liquidity services and promotional income, and revenues from CoinDesk services such as sponsorships, event admissions, and index data licensing fees. It also incorporates the net income from DeFi protocols (excluding any fair value changes of the underlying digital assets). This non-IFRS measure is calculated by taking "Subscription and services revenue" (as reported within the "Other revenues") and adding "Net income from DeFi protocols, excluding the fair value change of underlying digital assets" (as reported within "Revaluation of as investments"). By consolidating these various income sources, we believe this measure offers a more distinct view of the growth and performance of our service-oriented business lines, separate from our core transaction-based revenues.

**Trading volume** represents the notional value of trades, i.e., the product of the quantity of assets transacted and the trade price at the time the spot transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

**Average daily volume** represents the total Trading Volume for the applicable period divided by the number of trading days in such period.

**Average trading spread** represents total commissions earned from transactions on the Bullish Exchange for the period, expressed in basis points (bps) of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform

**Gross Liquid Assets** is defined as the sum of (i) Digital assets held – inventories, (ii) Digital assets held – intangible assets, (iii) Digital assets held – financial assets, (iv) Loans and other receivables – digital assets (v) Investments in financial assets, and (vi) Cash and cash equivalents.

**Net Liquid Assets** is defined as Gross liquid assets, reduced by (i) Digital assets held – inventories, (ii) the portion of Digital assets held – financial assets on our Exchange, (iii) the portion of Cash and cash equivalents on our Exchange, (iv) Borrowings, (v) Borrowings from related parties, and (vi) Digital assets loan payable.

**Adjusted Diluted Earnings Per Share "EPS"** is defined as Adjusted Net Income divided by Adjusted Diluted Weighted Average Shares Outstanding. The numerator, Adjusted Net Income, is defined above. The denominator, Adjusted Diluted Weighted Average Shares Outstanding, is calculated as the basic weighted average shares of common stock outstanding determined in accordance with IFRS, plus the assumed exchange of all outstanding Participating Securities into shares of diluted weighted average shares outstanding. This adjustment reflects the fully diluted capital structure of the Company by including all equity-linked instruments that have economic participation rights. Adjusted Diluted EPS has limitations as an analytical tool and should not be considered in isolation or as a substitute for diluted earnings per share calculated in accordance with IFRS.

**Adjusted Fully Diluted WA Shares Outstanding** is defined as Ordinary shares outstanding plus (i) the vested and unvested portion of BMC1 Class A and Class B shares as converted into Ordinary shares (ii) the vested and unvested portion of outstanding options assuming all options are exercised for Ordinary shares (iii) the vested and unvested portion of RSU's outstanding that have not yet been delivered less (iv) the number of Ordinary shares Bullish would be able to repurchase at market price with the proceeds from the exercise of vested and unvested options.

Bullish

